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                                        SEC FILE NUMBER
                                           0-21347

                                        CUSIP NUMBER
                                         451878 10 2

                       United States
            SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.   20549

                         FORM 12b-25
                NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [  ]  Form 20-F [  ] Form 11-K [  ]
              Form 10-Q [  ] Form N-SAR

              For Period Ended:  June 30, 1996
              [  ] Transition Report on Form 10-K
              [  ] Transition Report on Form 20-F
              [  ] Transition Report on Form 11-K
              [  ] Transition Report on Form 10-Q
              [  ] Transition Report on Form N-SAR
              For the Transition Period Ended: _______________

Read Instructions (on back page) Before Preparing Form.  Please
Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________
PART I -- REGISTRANT INFORMATION

Illinois Community Bancorp, Inc.
- ----------------------------------------------------------------
Full Name of Registrant


- ----------------------------------------------------------------
Former Name if Applicable

210 E. Fayette Avenue
- ----------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Effingham, Illinois  62401-3613
- ----------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreason-able effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-
F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On September 27, 1996, the Registrant completed its holding company reorganization and registration of its Common Stock under the Securities Exchange Act of 1934. Due to the timing of completion of the holding company reorganization, the Registrant has experienced a delay in producing the information required for its annual report on Form 10-KSB. The Registrant expects that the Form 10-KSB will be completed and ready for filing prior to the due date, as extended, pursuant to the filing of this Form 12b-25.
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PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

        Douglas A. Pike         (217)              347-7127
        ---------------      -----------      ------------------
          (Name)             (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
     If answer is no, identify report(s).   [ X ] YES [  ]  NO
     ___________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [  ] YES [ X ]  NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_________________________________________________________________

                    Illinois Community Bancorp, Inc.
_________________________________________________________________
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 27, 1996    By /s/ Ronald R. Schettler
                              ----------------------------
                              Ronald R. Schettler
                              Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                         ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
   Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form
   12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electric Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Subsection 232.201 or Subsection 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Subsection 232.13(b) of this chapter).